                                  Form U-13-60
                    Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                 ANNUAL REPORT


                                 For the Period


           Beginning  January 1, 1996  and Ending  December 31, 1996
                     -----------------            -------------------

                                     To The

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                          TRISTAR VENTURES CORPORATION
 --------------------------------------------------------------------------
                       (Exact Name of Reporting Company)


                    A      Subsidiary       Service Company
                      ---------------------
                           ("Mutual" or "Subsidiary")


                    Date of Incorporation September 26, 1986
                                          ------------------

   State or Sovereign Power under which Incorporated or Organized   Delaware
                                                                  ------------

         Location of Principal Executive Offices of Reporting Company:

            205 Van Buren Street, Suite 120, Herndon, Virginia 20170


                    DENNIS P. DETAR, TREASURER & CONTROLLER
                        205 Van Buren Street, Suite 120
                            Herndon, Virginia 20170
 --------------------------------------------------------------------------

     (Name, title and address of officer to whom correspondence concerning this report should be addressed)


                          TRISTAR VENTURES CORPORATION
 --------------------------------------------------------------------------
     (Name of Principal Holding Company whose Subsidiaries are served by
                               Reporting Company)

                      INSTRUCTIONS FOR USE OF FORM U-13-60

  1. Time of Filing - Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

  2. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

  3. Period Covered by Report - The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

  4. Report Format - Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted on the same size as a sheet of the form or folded to such size.

  5. Money Amounts Displayed - All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01[b]).

  6. Deficits Displayed - Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01[c])

  7. Major Amendments or Corrections - Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

  8. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

  9. Organization Chart - The service company shall submit with each annual report a copy of its current organization chart.

 10. Methods of Allocation - The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

 11. Annual Statement of Compensation for Use of Capital Billed - The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

--------------------------------------------------------------------------------
                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
--------------------------------------------------------------------------------

                                                                Schedule or
                                                                  Account               Page
         Description of Schedules and Accounts                     Number              Number
---------------------------------------------------------       -----------            ------
COMPARATIVE BALANCE SHEET ...............................       Schedule I              5-6
     SERVICE COMPANY PROPERTY ...........................       Schedule II             N/A
     ACCUMULATED PROVISION FOR DEPRECIATION AND
      AMORTIZATION OF SERVICE COMPANY PROPERTY  .........       Schedule III            N/A
     INVESTMENTS ........................................       Schedule IV              7
     ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES .......       Schedule V               8
     FUEL STOCK EXPENSES UNDISTRIBUTED ..................       Schedule VI             N/A
     STORES EXPENSE UNDISTRIBUTED .......................       Schedule VII            N/A
     MISCELLANEOUS CURRENT AND ACCRUED ASSETS ...........       Schedule VIII            9
     MISCELLANEOUS DEFERRED DEBITS ......................       Schedule IX             10
     RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES       Schedule X              11
     PROPRIETARY CAPITAL ................................       Schedule XI             12
     LONG-TERM DEBT .....................................       Schedule XII            13
     CURRENT AND ACCRUED LIABILITIES ....................       Schedule XIII           14
     NOTES TO FINANCIAL STATEMENTS ......................       Schedule XIV            15

COMPARATIVE INCOME STATEMENT ............................       Schedule XV             16
     ANALYSIS OF INCOME FROM INVESTMENTS - NONASSOCIATE..
     COMPANIES ..........................................       Account 418             17
     ANALYSIS OF BILLING - NONASSOCIATIVE COMPANIES .....       Account 458             18
     ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND
      NONASSOCIATE COMPANIES ............................       Schedule XVI            19
     SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
      FUNCTION ..........................................       Schedule XVII           20
     DEPARTMENTAL ANALYSIS OF SALARIES ..................       Account 920             21
     OUTSIDE SERVICES EMPLOYED ..........................       Account 923             22
     EMPLOYEE PENSIONS AND BENEFITS .....................       Account 926             23
     GENERAL ADVERTISING EXPENSES .......................       Account 930.1           24
     MISCELLANEOUS GENERAL EXPENSES .....................       Account 930.2           25
     RENTS ..............................................       Account 931             26
     TAXES OTHER THAN INCOME TAXES ......................       Account 408             27
     DONATIONS ..........................................       Account 426.1           28
     OTHER DEDUCTIONS ...................................       Account 426.5           29
     NOTES TO STATEMENT OF INCOME .......................       Schedule XVIII          30

--------------------------------------------------------------------------------
N/A - Not applicable to TriStar Ventures Corporation operations

--------------------------------------------------------------------------------

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

--------------------------------------------------------------------------------

                                                                              Page
           Description of Reports or Statements                               Number
----------------------------------------------------------------------        ------
ORGANIZATION CHART ..................................................           31


METHODS OF ALLOCATION ...............................................           N/A


ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED ..........           N/A


--------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                                      1996

--------------------------------------------------------------------------------
                     SCHEDULE I - COMPARATIVE BALANCE SHEET

           Give balance sheet of the Company as of December 31 of the current and prior year

----------------------------------------------------------------------------------------------------
ACCOUNT                      ASSETS AND OTHER DEBITS                          AS OF DECEMBER 31
-------        --------------------------------------------------          -------------------------
                                                                           CURRENT           PRIOR
                                                                           -------           ------
                                                                             $000             $000
               SERVICE COMPANY PROPERTY
     101          Service company property (Schedule II) ...........              -                -
     107          Construction work in progress (Schedule II) ......              -                -
                                                                            -------          -------
                         Total Property ............................              -                -
                                                                            -------          -------
     108          Less accumulated provision for depreciation and
                   amortization of service company property
                   (Schedule III) ..................................              -                -
                                                                            -------          -------
                         Net Service Company Property ..............              -                -
                                                                            -------          -------

               INVESTMENTS
     123          Investments in associate companies (Schedule IV)                -                -
     124          Other investments (Schedule IV) ..................         29,100           37,586
                                                                            -------          -------
                         Total Investments .........................         29,100           37,586
                                                                            -------          -------

               CURRENT AND ACCRUED ASSETS
     131          Cash ...........................................                4                -
     134          Special deposits ...............................                -               10
     135          Working funds ..................................                -                -
     136          Temporary cash investments (Schedule IV) .......            1,367                -
     141          Notes receivable ...............................                -                -
     143          Accounts receivable ............................              921              518
     144          Accumulated provision for uncollectible accounts                -                -
     146          Accounts receivable from associate companies
                   (Schedule V) ..................................           18,079            9,033
     152          Fuel stock expenses undistributed (Schedule VI).                -                -
     154          Materials and supplies .........................                -                -
     163          Stores expense undistributed (Schedule VII) ....                -                -
     165          Prepayments ....................................               32               32
     174          Miscellaneous current and accrued assets
                   (Schedule VIII) ...............................                -                -
                                                                            -------          -------
                         Total Current and Accrued Assets ........           20,403            9,593
                                                                            -------          -------

               DEFERRED DEBITS
     181          Unamortized debt expense .......................                -                -
     184          Clearing accounts ..............................                -                -
     186          Miscellaneous deferred debits (Schedule IX) ....              568              608
     188          Research, development, or demonstration
                   expenditures (Schedule X) .....................                -                -
     190          Accumulated deferred income taxes ..............              590              358
                                                                            -------          -------
                         Total Deferred Debits ...................            1,158              966
                                                                            -------          -------

                         TOTAL ASSETS AND OTHER DEBITS ...........           50,661           48,145
                                                                            =======          =======

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION
                                      1996

--------------------------------------------------------------------------------

                     SCHEDULE I- COMPARATIVE BALANCE SHEET

----------------------------------------------------------------------------------------------
ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL                  AS OF DECEMBER 31
-------    -----------------------------------------------------     -------------------------
                                                                       CURRENT         PRIOR
                                                                     ----------     ----------
                                                                        $000           $000
           PROPRIETARY CAPITAL
 201          Common stock issued (Schedule XI) ...............        15,293         15,293
 211          Miscellaneous paid-in-capital (Schedule XI) .....        42,802         42,802
 215          Appropriated retained earnings (Schedule XI) ....             -              -
 216          Unappropriated retained earnings (Schedule XI)...       (16,542)       (18,243)
                                                                     --------        -------
                     Total Proprietary Capital ................        41,553         39,852
                                                                      -------        -------

           LONG-TERM DEBT
 223          Advances from associate companies (Schedule XII)              -              -
 224          Other long-term debt (Schedule XII) .............             -              -
 225          Unamortized premium on long-term debt ...........             -              -
 226          Unamortized discount on long-term debt-debit ....             -              -
                                                                      -------        -------
                     Total Long-Term Debt .....................             -              -
                                                                      -------        -------

           CURRENT AND ACCRUED LIABILITIES
 231          Notes payable ...................................             -              -
 232          Accounts payable ................................           814            542
 233          Notes payable to associate companies (Schedule
               XIII) ..........................................             -              -
 234          Accounts payable to associate companies
               (Schedule XIII) ................................            86             11
 236          Taxes accrued ...................................         1,493          2,199
 237          Interest accrued ................................           402            275
 238          Dividends declared ..............................             -              -
 241          Tax collections payable .........................             -              -
 242          Miscellaneous current and accrued liabilities
               (Schedule XIII) ................................         1,131            522
                                                                      -------        -------
                     Total Current and Accrued Liabilities ....         3,927          3,549
                                                                      -------        -------

           DEFERRED CREDITS
 253          Other deferred credits ..........................           148            103
 255          Accumulated deferred investment tax credits .....             -              -
                                                                      -------        -------
                     Total Deferred Credits ...................           148            103
                                                                      -------        -------

 282       ACCUMULATED DEFERRED INCOME TAXES ..................         5,034          4,641
                                                                      -------        -------

                     TOTAL LIABILITIES AND PROPRIETARY CAPITAL.        50,661         48,145
                                                                      =======        =======


----------------------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                           SCHEDULE IV - INVESTMENTS

--------------------------------------------------------------------------------


INSTRUCTIONS:         Complete the following schedule concerning investments.

                      Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                      Under Account 136, "Temporary Cash Investments," list each investment separately.

----------------------------------------------------------------------------------------------------
                                                                       BALANCE AT         BALANCE AT
                                                                       BEGINNING            CLOSE
                      DESCRIPTION                                       OF YEAR            OF YEAR
---------------------------------------------------------------        ----------         ----------
                                                                         $000               $000
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES .............             None               None
                                                                        ------             ------

ACCOUNT 124 - OTHER INVESTMENTS
           Pedricktown Cogeneration Limited Partnership -
             50% ownership ..................................           17,771             10,346
           Rumford Cogeneration Company - 10.2% ownership ...            6,072              6,401
           Binghamton Cogeneration Limited Partnership -
             33.3% ownership ................................            8,059              5,905
           Cogeneration Partners of America - 50% ownership                111               None
           Vineland Cogeneration Limited Partnership - 50%
              ownership .....................................            5,573              6,448
                                                                        ------             ------

                  Total Other Investments....................           37,586             29,100
                                                                        ------             ------


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS
           Overnight Repos ..................................             None              1,367


                                                                        ------             ------

           TOTAL INVESTMENTS.................................           37,586             30,467
                                                                        ======             ======


----------------------------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION
                      For the Year Ended December 31, 1996
--------------------------------------------------------------------------------
           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
--------------------------------------------------------------------------------
INSTRUCTIONS:         Complete the following schedule listing accounts
                      receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

---------------------------------------------------------------------------------------------
                                                                  BALANCE AT       BALANCE AT
                                                                  BEGINNING          CLOSE
                      DESCRIPTION                                  OF YEAR          OF YEAR
------------------------------------------------------------     ----------       -----------
                                                                    $000              $000
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
              COMPANIES
Columbia Gas System Money Pool .............................         8,995           17,986
Columbia Gas System Service Corporation ....................            38               93
                                                                    ------         --------

           TOTAL ...........................................         9,033           18,079
---------------------------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

                                                                                     TOTAL
                                                                                   PAYMENTS
                                                                                  ----------
                                                                                     $000
Total Payment ..........................................                              None
---------------------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                                 SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

--------------------------------------------------------------------------------


INSTRUCTIONS:         Provide detail of items in this account.  Items less than
                      $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------------------------
                                                                    BALANCE AT        BALANCE AT
                                                                    BEGINNING            CLOSE
                      DESCRIPTION                                    OF YEAR            OF YEAR
--------------------------------------------------------------      ----------        -----------
                                                                      $000               $000
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS..              None               None




                                                                    --------           --------
           TOTAL .........................................            None               None
-------------------------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                  SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

--------------------------------------------------------------------------------

INSTRUCTIONS:         Provide detail of items in this account.  Items less than
                      $10,000 may be grouped by class showing the number of items in each class.

---------------------------------------------------------------------------------------------
                                                                   BALANCE AT     BALANCE AT
                                                                   BEGINNING         CLOSE
                      DESCRIPTION                                   OF YEAR         OF YEAR
--------------------------------------------------------------     ----------     -----------
                                                                      $000            $000
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


EDP Software Costs (HRIS Development Costs).............                  2                2

Pension Restoration Plan ...............................                 36               36

Long Term Prepayment - Distribution Fulfillment Services,
           Inc. (DFS) ......................................            570              530




                                                                     ------           ------
           TOTAL ...........................................            608              568

--------------------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                                   SCHEDULE X

              RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

--------------------------------------------------------------------------------

INSTRUCTIONS:         Provide description of each material research,
                      development, or demonstration project which incurred costs by the service corporation during the year.


---------------------------------------------------------------------------------------
                                   DESCRIPTION                                   AMOUNT
---------------------------------------------------------------------------      ------
                                                                                  $000
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES                None





         TOTAL ...........................................................          0
---------------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                       SCHEDULE XI - PROPRIETARY CAPITAL

--------------------------------------------------------------------------------------------------------------------------
                                                                                              OUTSTANDING CLOSE OF PERIOD
                                             NUMBER OF SHARES       PAR OR STATED VALUE      -----------------------------
ACCOUNT NUMBER       CLASS OF STOCK             AUTHORIZED                PER SHARE          NO. OF SHARES    TOTAL AMOUNT
--------------     ------------------        ----------------       -------------------      -------------    ------------
                                                                                                                   $000
      201          COMMON STOCK ISSUED           1,000,000                $25.00                611,704          $15,293
--------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:      Classify amounts in each account with brief explanation,
                   disclosing the general nature of transactions which give rise to the reported amount.

-------------------------------------------------------------------------------------------------------------
                                     DESCRIPTION                                                      AMOUNT
------------------------------------------------------------------------------------------------     --------
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL (SEE BELOW) ........................................      42,802
ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS ...................................................        None
                                                                                                     --------

     TOTAL .....................................................................................      42,802

-------------------------------------------------------------------------------------------------------------
      Paid in Capital:
        October 1992 Stock Issuance - 7,247 shares at $290.00 per share, $25 par value..........       1,920
        February 1993 Stock Issurance - 8,800 shares at $290.00 per share, $25 par value........       2,332
        March 1993 Stock Issuance - 31,725 shares at $290.00 per share, $25 par value...........       8,408
        November 1993 - Debt converted into Equity - SEC Order #35-25927........................      30,142
                                                                                                      ------
      Total.....................................................................................      42,802
                                                                                                      ======

-------------------------------------------------------------------------------------------------------------


INSTRUCTIONS:      Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform
                   System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

------------------------------------------------------------------------------------------------------------------------
                                                                   BALANCE AT                               BALANCE AT
                                                                   BEGINNING     NET INCOME    DIVIDENDS      CLOSE
                      DESCRIPTION                                   OF YEAR       OR (LOSS)       PAID       OF YEAR
--------------------------------------------------------------     ----------    ----------    ---------    ----------
                                                                     $000           $000         $000          $000
ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS ..............      (18,243)         1,701          -         (16,542)


                                                                  ----------     ----------    ---------    ----------
TOTAL........................................................      (18,243)         1,701          -         (16,542)

------------------------------------------------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                         SCHEDULE XII - LONG-TERM DEBT

--------------------------------------------------------------------------------

INSTRUCTIONS:        Advances from associate companies should be reported
                     separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

------------------------------------------------------------------------------------------------------------------------
                                        TERMS OF OBLIG    DATE                       BALANCE AT        DEDUC- BALANCE AT
                                        CLASS & SERIES     OF    INTEREST   AMOUNT   BEGINNING  ADDI-  TIONS    CLOSE
           NAME OF CREDITOR             OF OBLIGATION   MATURITY   RATE   AUTHORIZED  OF YEAR   TIONS   (1)    OF YEAR
--------------------------------------- --------------  -------- -------- ---------- ---------- -----  ------ ----------
                                                                    %        $000       $000    $000    $000    $000
ACCOUNT 223 - ADVANCES FROM ASSOCIATE COMPANIES:


ACCOUNT 224 - OTHER LONG-TERM DEBT:                                                None


    TOTAL ..........................................................        -------     ------  -----   -----   -----

-----------------------------------------------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

--------------------------------------------------------------------------------

INSTRUCTIONS:         Provide balance of notes and accounts payable to each
                      associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------------------
                                                                   BALANCE AT    BALANCE AT
                                                                   BEGINNING        CLOSE
                      DESCRIPTION                                   OF YEAR        OF YEAR
-------------------------------------------------------------     -----------    ----------
                                                                      $000           $000
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES .........            None           None
                                                                  ----------     ----------
           TOTAL ...........................................            None           None
-------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Columbia Gas System Service Corporation.....................              11             14
Columbia Gas System, Inc....................................               -             72
                                                                  ----------     ----------

           TOTAL ...........................................              11             86
-------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
              LIABILITIES

Retirement Income Plan......................................             109            189
Accrued Vacation............................................             129            172
Comprehensive Medical Expense Plan Accrual..................              14             14
Flexible Spending...........................................               2              3
Arthur Andersen.............................................              16              7
Accrued Expenses............................................             218            692
Thrift Restoration Plan.....................................              34             54
                                                                     -------        -------
           TOTAL ...........................................             522          1,131
-------------------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION
                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof.  Furnish
               particulars As to any significant contingent assets or liabilities existing at The end of the year. Notes relating to financial statements shown elsewhere in this
               report may be indicated here by reference.
--------------------------------------------------------------------------------
1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           a.     Income Taxes

                     The Corporation provides deferred taxes with respect to
                  timing differences in the recognition of revenues and expenses for tax and accounting purposes. The major difference is due to the timing of the Georgetown writeoff for tax purposes versus book. The Corporation is included in the Consolidated Federal Income Tax Return filed for The Columbia Gas System, Inc.

           b.     Pension Costs

                     The Corporation participates in the Retirement Income Plan of The Columbia Gas System, Inc. This is a trusteed noncontributory Retirement Income Plan which, with certain minor exceptions, covers all regular employees. TriStar Ventures Corporation's portion of expense amounted to $80,240 in 1996 and $45,256 in 1995, including the amortization of unfunded prior service costs.

           c.     Account Numbers

                     The Corporation uses certain FERC accounts which do not
                  match existing SEC accounts; therefore, the year-end balances of the following FERC accounts were reclassified to a corresponding SEC account.

                                             Account Number
                                           -----------------     Year-End
             Account Description           FERC         SEC      Balance
         ---------------------------       ----         ----     --------
                                                                  ($000)
         Interest Receivable               171          143           5

         Deferred Income Taxes             283          282       4,721

         Long Term Prepayment - DFS        121          186         530

-----------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                                  SCHEDULE XV

                              STATEMENT OF INCOME

--------------------------------------------------------------------------------

                                                                       1996                1995
                                                                  ------------         ----------
ACCOUNT                          DESCRIPTION                      CURRENT YEAR         PRIOR YEAR
                ---------------------------------------------     ------------         ----------
                                                                      $000                $000
                INCOME

   418             Income from Investments .................            5,739               5,407
   419             Interest on Contingent Taxes ............              804                 523
   457             Services rendered to associate companies.                -                   -
   458             Services rendered to nonassociate
                    companies ..............................            1,785               1,907
   421             Miscellaneous income or loss ............                -                   -
                                                                  ------------          ----------
                   Total Income ............................            8,328               7,837
                                                                  ------------          ----------


                EXPENSE

   920             Salaries and wages ......................            1,846               1,606
   921             Office supplies and expenses ............            1,365*                168
   922             Administrative expense transferred -
                    credit .................................                -                   -
   923             Outside services employed ...............            1,416               1,383
   924             Property insurance ......................                -                   -
   925             Injuries and damages insurance ..........               21                  23
   926             Employee pensions and benefits ..........              368                 182
   930.1           General advertising expenses ............                -                   -
   930.2           Miscellaneous general expenses ..........              (99)                  2
   931             Rents ...................................              350                 329
   403             Depreciation and amortization expense ...               40                  30
   408             Taxes other than income taxes ...........              183                  92
   409             Income Taxes ............................              951               1,213
   410             Provision for deferred income taxes .....              480               2,057
   411             Provision for deferred income taxes -
                    credit .................................             (300)            (1,761)
   411.5           Investment tax credit ...................                -                   -
   426.1           Donations ...............................                3                   -
   426.5           Other deductions ........................                3                   8
   427             Interest on long-term debt ..............                -                   -
   430             Interest on debt to associate companies .                -                   -
   431             Other interest expense ..................                -                   -
                                                                  ------------          ----------
                       Total Expense .......................            6,627               5,332
                                                                  ------------          ----------

                       Net Income or (Loss) ................            1,701               2,505
                                                                  ------------          ----------
--------------------------------------------------------------------------------------------------

* Relocation and serverence expenses included in 1996 of $1,276,679

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                      ANALYSIS OF INCOME FROM INVESTMENTS

                             NONASSOCIATE COMPANIES
                                  ACCOUNT 418


--------------------------------------------------------------------------------

        NAME OF ASSOCIATE COMPANY                                     INCOME
-------------------------------------------                          --------
                                                                       $000
Rumford Cogeneration Ltd Partnership ......                            1,351
Pedricktown Cogeneration Ltd Partnership ..                            3,975
Binghamton Cogeneration Ltd Partnership ...                             (655)
Cogeneration Partners of America ..........                              193
Vineland Cogeneration Ltd Partnership .....                              875
                                                                      -------
                                                                       5,739
                                                                      =======

--------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                              ANALYSIS OF BILLING

                             NONASSOCIATE COMPANIES
                                  ACCOUNT 458

--------------------------------------------------------------------------------------------------------------------------------
                                                       DIRECT       INDIRECT   COMPENSATION
                                                        COST          COST        FOR USE       TOTAL    EXCESS OR      AMOUNT
        NAME OF NONASSOCIATE COMPANY                   CHARGED      CHARGED     OF CAPITAL      COST     DEFICIENCY     BILLED
------------------------------------------------       -------     ---------   ------------     -----    ----------     ------
                                                        458-1        458-2        458-3                     458-4
                                                       -------     ---------   ------------              ----------
                                                         $000         $000        $000          $000       $000          $000
Pedricktown Cogeneration Limited Partnership....          509                                    509                      509
Binghamton Cogeneration Limited Partnership ....          474                                    474                      474
Vineland Cogeneration Limited Partnership ......          492                                    492                      492
Cogeneration Partners of America ...............            8                                      8                        8
Distribution Fulfillment Services ..............          302                                    302                      302
                                                        ---------------------------------------------------------------------

Total ..........................................        1,785                                  1,785                    1,785
                                                        =====================================================================
--------------------------------------------------------------------------------------------------------------------------------


INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company: Services rendered for each nonassociate company include finance, fuel management, legal, tax, asset management, and risk management. In addition, for the DFS facility located in Columbus, Ohio, TriStar Ventures Corporation operates the power generating plant and services and maintains the HVAC system.

--------------------------------------------------------------------------------

                ANNUAL REPORT OF TRISTAR VENTURES CORPORATION
                     For the Year Ended December 31, 1996
--------------------------------------------------------------------------------
                                 SCHEDULE XVI
                       ANALYSIS OF CHARGES FOR SERVICE
                     ASSOCIATE AND NONASSOCIATE COMPANIES

-----------------------------------------------------------------------------------------------------------------------------------
                                                 ASSOCIATE COMPANY             NONASSOCIATE COMPANY           TOTAL CHARGES FOR
                                                     CHARGES                         CHARGES                       SERVICE
                                          -----------------------------    ---------------------------   --------------------------
      DESCRIPTION OF ITEMS                DIRECT     INDIRECT              DIRECT    INDIRECT            DIRECT    INDIRECT
                                           COST        COST      TOTAL      COST       COST      TOTAL    COST       COST     TOTAL
---------------------------------------   ------     --------   -------    ------    --------   ------   ------    --------  ------
                                           $000        $000      $000       $000       $000      $000     $000       $000     $000
 920     SALARIES AND WAGES ..............
 921     OFFICE SUPPLIES AND EXPENSES ....
 922     ADMINISTRATIVE EXPENSE
          TRANSFERRED-CR..................
 923     OUTSIDE SERVICES EMPLOYED .......
 924     PROPERTY INSURANCE ..............
 925     INJURIES AND DAMAGES ............
 926     EMPLOYEE PENSIONS & BENEFITS ....
 928     REGULATORY COMMISSION EXPENSE ...
 930.1   GENERAL ADVERTISING EXPENSES ....
 930.2   MISCELLANEOUS GENERAL EXPENSES ..
 931     RENTS ...........................                   NOTE: PRIMARILY SALARY AND BENEFITS DETAILED
 932     MAINTENANCE OF STRUCTURES AND                                BREAKDOWN IS NOT AVAILABLE
          EQUIP. .........................
 403     DEPRECIATION AND AMORTIZATION
          EXPENSE ........................
 408     TAXES OTHER THAN INCOME TAXES ...
 409     INCOME TAXES ....................
 410     PROVISION FOR DEFERRED INCOME
          TAXES ..........................
 411     PROVISION FOR DEFERRED INCOME
          TAXES-CR .......................
 411.5   INVESTMENT TAX CREDIT ...........
 426.1   DONATIONS .......................
 426.5   OTHER DEDUCTIONS ................
 427     INTEREST ON LONG-TERM DEBT ......
 431     OTHER INTEREST EXPENSE ..........
         Reimbursed Exp. for Nonassociates
         ---------------------------------
INSTRUCTION:  Total cost of service
will equal for associate and nonassoci-
ate companies the total amount billed
under their separate analysis of
billing schedules.
----------------------------------------  ------     --------   -------    ------    --------   ------   ------    --------  ------
       TOTAL EXPENSES .................                                     1,785           -    1,785    1,785               1,785
                                          ------     --------   -------    ------    --------   ------   ------    --------  ------
       COMPENSATION FOR USE OF EQUITY
       CAPITAL                                                        -                              -                            -
                                                                -------                         ------                       ------
430    INTEREST ON DEBT TO ASSOCIATE
       COMPANIES                                                      -                              -                            -
                                                                -------                         ------                       ------
       TOTAL COST OF SERVICE ..........                                                          1,785                        1,785
-----------------------------------------------------------------------------------------------------------------------------------

                ANNUAL REPORT OF TRISTAR VENTURES CORPORATION
                     For the Year Ended December 31, 1996
--------------------------------------------------------------------------------
                                SCHEDULE XVII
      SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

----------------------------------------------------------------------------------------------------------------------------------
                                          TOTAL                                Fuel      Admin.    Project     Project    TriStar
       DESCRIPTION OF ITEMS               AMOUNT    OVERHEAD   Accounting   Management   Dept.   Management  Development Power Op.
-----------------------------------       -------   --------   ----------   ----------  -------  ----------  ----------- ---------
                                           $000       $000        $000        $000       $000       $000        $000       $000
 920      SALARIES AND WAGES ..........     1,846
 921      OFFICE SUPPLIES AND EXPENSES.     1,365
 922      ADMINISTRATIVE EXPENSE
            TRANSFERRED-CREDIT ........         -
 923        OUTSIDE SERVICES EMPLOYED..     1,416
 924      PROPERTY INSURANCE ..........         -
 925      INJURIES AND DAMAGES ........        21
 926      EMPLOYEE PENSIONS & BENEFITS.       368
 928      REGULATORY COMMISSION EXPENSE         -
 930.1    GENERAL ADVERTISING EXPENSES.         -
 930.2    MISCELLANEOUS GENERAL EXP....       (99)
 931      RENTS .......................       350
 403      DEPRECIATION AND AMORTIZATION        40                         DETAIL BREAKDOWN BY DEPARTMENT
 408      TAXES OTHER THAN INCOME TAXES       183                                IS NOT AVAILABLE
 409      INCOME TAXES ................       951
 410      PROVISION FOR DEFERRED INCOME
           TAXES ......................       480
 411      PROVISION FOR DEFERRED INCOME
           TAXES-CREDIT ...............      (300)
 411.5    INVESTMENT TAX CREDIT .......         -
 426.1    DONATIONS ...................         6
 426.5    OTHER DEDUCTIONS ............         -
 427      INTEREST ON LONG-TERM DEBT ..         -
 430      INTEREST ON DEBT TO ASSOCIATE
           COMPANIES ..................         -
 431      OTHER INTEREST EXPENSE ......         -
---------------------------------------
INSTRUCTION:  Indicate each depart-
  ment or service function.  (See
  Instruction 01-3 General Struc-
  ture of Accounting System:
  Uniform System Account)
----------------------------------------------------------------------------------------------------------------------------------
          TOTAL EXPENSES ..............     6,627
----------------------------------------------------------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                       DEPARTMENTAL ANALYSIS OF SALARIES

                                  ACCOUNT 920

--------------------------------------------------------------------------------------------------
                                           DEPARTMENTAL SALARY EXPENSE
                                 --------------------------------------------------     NUMBER
                                                 INCLUDED IN AMOUNTS BILLED TO         PERSONNEL
    NAME OF DEPARTMENT                      ---------------------------------------    ---------
Indicate each department or      TOTAL      PARENT        OTHER             NON          END OF
     service function            AMOUNT     COMPANY     ASSOCIATES       ASSOCIATES       YEAR
---------------------------      ------     -------     ----------       ----------    ---------
                                  $000       $000          $000             $000
Accounting ................                                                                 6

Administrative ............                                                                 3

Fuel Management ............                                                                3

Project Management ........                                                                 5

Project Development .......                                                                 3

TriStar Power Operation ...                                                                13
                            --------------------------------------------------------------------

     TOTAL ................      1,846*      1,288           -              558            33
------------------------------------------------------------------------------------------------

* Detailed breakdown is not available for 1996.

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION
                      For the Year Ended December 31, 1996
--------------------------------------------------------------------------------

                           OUTSIDE SERVICES EMPLOYED

                                  ACCOUNT 923

--------------------------------------------------------------------------------

INSTRUCTIONS:        Provide a breakdown by subaccount of outside services
                     employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

----------------------------------------------------------------------------------------------------------------------------
                                                                                             RELATIONSHIP
                                                                                             "A"=ASSOCIATE        AMOUNT
                                                                                             "NA"=NON         --------------
        FOR WHOM PURCHASED                                 ADDRESS                             ASSOCIATE      $000      $000
----------------------------------   -----------------------------------------------------  -------------     -----     ----
1-Special Services - Legal
--------------------------
Buchanan Ingersoll                   One Oxford Centre, 301 Grant Street,
                                     20th Floor, Pittsburgh, PA 15219 ....................         NA             1
Van Ness Feldman                     1050 Thomas Jefferson St., NW, Washington, DC 20007 .         NA           151
LeBoeuf, Lamb, Greene & McRae        125 West 55th Street, New York, NY 10019-5389 .......         NA           390
                                                                                                             ------
                                     Total Special Services - Legal ......................                               542
                                                                                                                        ----

2-Special Services - Audit
--------------------------
Arthur Andersen & Company            1345 Avenue of the Americas, New York,
                                     NY  10105 ...........................................         NA            23
                                                                                                              -----
                                     Total Special Services - Audit ......................                                23
                                                                                                                        ----

3-Special Services - Other
--------------------------
Independent Energy Producers of NJ   120 Albany St., Suite 303, New Brunswick, NJ 08903 ..         NA            16
Thermaflow, Inc.                     60 Walnut Street, Wellesley, MA 02181 ...............         NA            27
Columbia Gas System Service Corp.    1600 Dublin Road, Columbus, OH 43215-1082 ...........         A            350
Placers                              P.O. Box 15621, Wilmington, DE 19850-5621                     NA             7
NRI Staffing Resources               1899 L Street, NW, Suite 303, Washington, DC 20036 ..         NA             5
Electric Generation Association      1401 H Street, NW, Suite 760, Washington, DC 20005 ..         NA            26
Gas Fair Expenditures                                                                              NA            26
Other Organizations                                                                                NA           113
                                                                                                              -----
                                     Total Special Services - Other ......................                               570
                                                                                                                        ----

4-Special Services - Tax
------------------------
                                     Total Special Services - Tax ........................                                 -


5-Special Services - Consulting
-------------------------------
Christopher Bruch                    210 South Cherry Street, Mt. Pleasant, IA 52641 .....         NA            19
Boston Pacific Company               1225 I Street, NW, Suite 890, Washington, DC 20005 ..         NA           146
Roy Shanker                          9113 Burning Tree Road, Bethesda, MD 20817 ..........         NA            36
Gaseous Fuels Eng & Consulting       2035 Aster Lane, Martinsburg, WV 25401 ..............         NA            12
Raber Consulting                     5 Bayberry Lane, Randolph, NJ 07869 .................         NA            68
                                     Total Special Services - Consulting .................                               281
                                                                                                                        ----

                                     Total All Special Services ..........................                             1,416
                                                                                                                       =====

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS

                                  ACCOUNT 926

--------------------------------------------------------------------------------


INSTRUCTIONS:        Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

----------------------------------------------------------------------------------
                            DESCRIPTION                                    AMOUNT
---------------------------------------------------------------------     --------
                                                                            $000
Medical Expense Plan ...............................................          89

Employee Retirement Expense ........................................          63

Thrift Plan ........................................................          62

Pension Restoration Plan ...........................................          20

Other Post-Employment Benefits .....................................          49

Group Life Insurance ...............................................           6

Dental Assistance Plan .............................................           8

Long-Term Disability Insurance .....................................           6

Vacation Accrual ...................................................         111

Miscellaneous ......................................................         (46)




                                                                          --------
    TOTAL ..........................................................         368
----------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                          GENERAL ADVERTISING EXPENSES

                                 ACCOUNT 930.1

--------------------------------------------------------------------------------


INSTRUCTIONS:        Provide a listing of the amount included in Account 930.1,
                     "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-----------------------------------------------------------------------------------------------------
              DESCRIPTION                                   NAME OF PAYEE                    AMOUNT
-----------------------------------------------     -----------------------------            ------
                                                                                              $000



               N O N E




                                                                                            ---------
      TOTAL .......................................................................             -
-----------------------------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                         MISCELLANEOUS GENERAL EXPENSES

                                 ACCOUNT 930.2

--------------------------------------------------------------------------------

INSTRUCTIONS:        Provide a listing of the amount included in Account 930.2,
                     "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election
                     Campaign Act, as amended by Public Law 94-283 in 1976 (2
                     U.S.C. Section 441[b][2]) shall be separately classified.

--------------------------------------------------------------------------
                          DESCRIPTION                             AMOUNT
-------------------------------------------------------------     ------
                                                                   $000
Write-Off of Georgetown Accrual .............................      (99)






                                                                  ------
     TOTAL ..................................................      (99)
-----------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996


--------------------------------------------------------------------------------
                                     RENTS

                                  ACCOUNT 931

--------------------------------------------------------------------------------

INSTRUCTIONS:        Provide a listing of the amount included in Account 931,
                     "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

-----------------------------------------------------------------------------
                      TYPE OF PROPERTY                              AMOUNT
----------------------------------------------------------          ------
                                                                      $000
Data Processing ..........................................              72

Office Space .............................................             247

Communications ...........................................              31




                                                                    ------
     TOTAL ...............................................             350
--------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                         TAXES OTHER THAN INCOME TAXES

                                  ACCOUNT 408

--------------------------------------------------------------------------------

INSTRUCTIONS:        Provide an analysis of Account 408, "Taxes Other Than
                     Income Taxes."  Separate the analysis into two groups:
                     (1) other than U.S. Government taxes, and (2) U.S.
                     Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

----------------------------------------------------------------------------------------
                          KIND OF TAX                                           AMOUNT
-------------------------------------------------------------------------       ------
                                                                                 $000
(1)    Other than U.S. Government Taxes:

           Property ...................................................             -

           Unemployment (state)........................................             3

           License or Franchise .......................................            55

           Miscellaneous ..............................................             -
                                                                                ------

                Total - Other .........................................            58


(2)    U.S. Government Taxes:

           Federal Insurance Contribution .............................           124

           Unemployment ...............................................             1
                                                                                ------

                Total - Federal .......................................           125




                                                                                ------
     TOTAL ..........................................................             183
--------------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                                   DONATIONS

                                 ACCOUNT 426.1
--------------------------------------------------------------------------------


INSTRUCTIONS:        Provide a listing of the amount included in Account 426.1,
                     "Donations", classifying such expenses by its purpose.
                     The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

------------------------------------------------------------------------------------
          NAME OF RECIPIENT                          PURPOSE OF DONATION     AMOUNT
------------------------------------------          ---------------------    ------
                                                                              $000
Miscellaneous ............................          Community Welfare ...      3




                                                                             ------
     TOTAL ................................                                    3
------------------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                                OTHER DEDUCTIONS

                                 ACCOUNT 426.5

--------------------------------------------------------------------------------


INSTRUCTIONS:        Provide a listing of the amount included in Account 426.5,
                     "Other Deductions", classifying such expenses according to their nature.

------------------------------------------------------------------------
           DESCRIPTION                    NAME OF PAYEE         AMOUNT
----------------------------------  ------------------------    ------
                                                                 $000
      Other                                                        3





      TOTAL ..................................................     3
------------------------------------------------------------------------

                 ANNUAL REPORT OF TRISTAR VENTURES CORPORATION

                      For the Year Ended December 31, 1996

--------------------------------------------------------------------------------
                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME

--------------------------------------------------------------------------------

INSTRUCTIONS:        The space below is provided for important notes regarding
                     the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------



       For additional notes, see Page 15, Notes to Financial Statements.




--------------------------------------------------------------------------------

                         TRISTAR VENTURES CORPORATION
================================================================================



                                                             -----------------
                                                              President & CEO
                                                                 Gluckman
                                                             -----------------

                                                                            ----------------
                                                                             Administrative
                                                                                Assistant
                                                                                  (2)
                                                                            ----------------

 ------------   -----------    ------------        ------------    ------------
     Vice          Vice           Vice                                 Vice                ------------------------
   President     President      President             Manager        President              Treasurer / Controller
   Business       Business       Project              Business        Energy                        Detar
  Development   Development    Development          Development     Management             ------------------------
   Cranston       Zulandi       Alexander                            Andreoli
 ------------   -----------    -----------         ------------    ------------

                     ---------------  ------------        -------------   ----------      ---------       ------------
                                        Financial              Fuel          Fuel          Manager
                        Contracts        Analyst            Management    Management      Budgets &         Manager
                      Administrator       (2)             Specialist II   Specialist      Planning         Accounting
                     ---------------  ------------        -------------   ----------      ---------       ------------

                                                                                                    ------------   --------------
                            ------------------            -------------                                Senior          Senior
                                 Manager                      Fuel                                   Accountant      Accountant /
                              Power Division              Administrator                                 (2)        Tax Compliance
                            ------------------            -------------                             ------------   --------------

                            ------------------                                                              -----------
                             Operating Staff
                               Columbus, OH                                                                    Clerk
                                   (12)
                            ------------------                                                              -----------


(2)  Two Positions at that level
(12) Twelve Positions at that level

                                   SIGNATURE


             Pursuant to the requirements of the Public Utility Holding Company

Act of 1935 and the rules and regulations of the Securities and Exchange

Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                      TRISTAR VENTURES CORPORATION


                                      By:    /s/ D. P. Detar
                                          ------------------------------
                                          Dennis P. Detar
                                          Treasurer and Controller





Date:   April 28, 1997




--------------------------------------------------------------------------------